Exhibit 99.2

FOR IMMEDIATE RELEASE

Anchiano Therapeutics Reports Third Quarter 2019 Financial Results and Provides Corporate Update

CAMBRIDGE, Mass., Nov. 15, 2019 - Anchiano Therapeutics Ltd. (Nasdaq: ANCN) (“Anchiano”), a biopharmaceutical company focused on discovery and development of novel therapies to treat cancer, today reported financial results for its third quarter and nine months ended September 30, 2019.

Key Developments and Recent Highlights

•	Announced the discontinuation of its Phase 2 Codex study evaluating the gene therapy inodiftagene vixteplasmid in patients with BCG-unresponsive non-muscle-invasive bladder cancer (NMIBC). After a thorough analysis of the data, Anchiano determined that there is a low probability of surpassing the pre-defined futility threshold at the planned interim analysis, which required 10 complete responses in 35 patients. The data also indicate a low probability of achieving an efficacy profile that in Anchiano’s estimation would be necessary to support regulatory approval. As of November 14, 2019, 16 patients were evaluable after the first disease assessment on treatment; of these, three (3/16, 19%) have experienced a complete response. The safety data on the investigational product were consistent with those observed in prior trials. Anchiano has taken steps to notify study investigators that enrollment and further treatment of patients on trial should stop immediately and will work to close the study in the coming weeks.

•	Entered into an exclusive worldwide collaboration and option to license agreement with ADT Pharmaceuticals, LLC (“ADT”) to develop novel small-molecule pan-RAS inhibitors and PDE10/β-catenin inhibitors aimed at difficult-to-treat, genetically-defined cancers, underscoring Anchiano’s focus on developing therapies with targeted approaches. Oncogenic mutations in the RAS family of genes (KRAS, HRAS, and NRAS) are present in approximately 30% of all cancers. Anchiano believes that successful development of its pan-RAS-targeted therapy, with activity regardless of RAS isoform or mutation, has the potential for significant clinical impact across a variety of tumor types including lung, colorectal, pancreatic, melanoma and bladder cancer, and represents a substantial commercial opportunity. The agreement grants Anchiano an exclusive option to license the RAS and PDE10/β-catenin inhibitors in exchange for a $3 million upfront payment to ADT and funding of certain research activities. At any time through obtaining an Investigational New Drug (IND) designation, Anchiano has the option to exclusively license the compounds worldwide and will be responsible for all aspects of pre-clinical and clinical development and global commercialization. If Anchiano exercises its option, it will be responsible for development and commercialization and will incur additional payment obligations, including milestone and royalty payments to ADT.

Third Quarter 2019 Financial Results:

On September 30, 2019, Anchiano had total cash and cash equivalents of approximately $23.2 million, compared to approximately $7.5 million on December 31, 2018. Financial resources are expected to suffice until the fourth quarter of 2020.

Research and development expenses for the third quarter of 2019 were approximately $2.2 million, compared to approximately $ 1.4 million for the third quarter of 2018. This increase was mainly due to an increase in clinical trial expenses and an increase in manpower expenses.

General and administrative expenses for the third quarter of 2019 were approximately $1.7 million, compared to approximately $1.1 million for the third quarter of 2018. This increase was mainly due to increases in professional, consulting, rental, insurance and manpower expenses.

Financing expenses, net, for the third quarter of 2019 were approximately $12.5 million, compared to approximately $0.1 million for the third quarter of 2018. This change was mainly due to changes in the fair value of derivative financial instruments.

Net loss for the third quarter of 2019 was approximately $15.9 million, or $0.43 per share, compared to approximately $2.6 million, or $0.17 per share in the third quarter of 2018.

Nine Months Ended September 30, 2019 Financial Results:

Research and development expenses for the nine months ended September 30, 2019 were approximately $9 million, compared to approximately $5.7 million for the same period in 2018. This increase was mainly due to an increase in clinical trial expenses, manufacturing expenses and an increase in manpower expenses.

General and administrative expenses for the nine months ended September 30, 2019 were approximately $4.8 million, compared to expenses of approximately $4.3 million for the same period in 2018. The increase was mainly due to increases in professional fees, insurance and manpower expenses, offset by a decrease in share-based payment.

Financing expenses, net, in the nine months ended September 30, 2019 were approximately $22.6 million, compared to approximately $0.9 million for the same period in 2018. This change was mainly due to changes in the fair value of derivative financial instruments.

Net loss for the nine months ended September 30, 2019 was approximately $36.2 million, or $1.08 per share, compared to approximately $11.5 million, or $0.98 per share for the same period in 2018.

About Anchiano

Anchiano is a biopharmaceutical company dedicated to the discovery, development, and commercialization of novel targeted therapies to treat cancer in areas of significant clinical need, with offices in Cambridge, MA, and Jerusalem, Israel. Anchiano is developing small-molecule pan-RAS inhibitors and inhibitors of PDE10 and the b-catenin pathway. For more information on Anchiano, please visit www.anchiano.com.

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to risks and uncertainties. Words such as “believes,” “intends,” “expects,” “projects,” “anticipates” and “future” or similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions, many of which are beyond the control of Anchiano, including, without limitation, the risk factors and other matters set forth in its filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F for the year ended December 31, 2018. Anchiano undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Company Contact:

Frank Haluska, M.D., Ph.D.

President and Chief Executive Officer

info@anchiano.com

Investor Contact:

Ashley R. Robinson

Managing Director

LifeSci Advisors, LLC

617-430-7577

arr@lifesciadvisors.com

RESULTS OF OPERATIONS (unaudited)

U.S. dollars in thousands

	Nine Months Ended September 30,		Three Months Ended September 30,
	2019	2018	2019	2018
Operating expenses
Research and development expenses	8,963	5,722	2,233	1,372
General and administrative expenses	4,811	4,346	1,664	1,133
Operating loss	13,774	10,068	3,897	2,505
Financing expenses, net	22,555	941	12,454	60
Loss before income tax	36,329	11,009	16,351	2,565
Income tax	(154)	461	(433)	68
Net loss for the period	36,175	11,470	15,918	2,633

STATEMENTS OF FINANCIAL POSITION (unaudited)

U.S. dollars in thousands

	September 30, 2019	December 31, 2018
Assets
Current Assets	24,478	10,920
Non-Current Assets	6,379	1,654
Total Assets	30,857	12,574
Liabilities
Current Liabilities	15,313	10,036
Non-Current Liabilities	6,258	3,628
Total Liabilities	21,571	13,664
Equity
Total equity (deficiency)	9,286	(1,090)
Total Liabilities and Equity	30,857	12,574

CASH FLOWS (unaudited)

U.S. dollars in thousands

	Nine Months Ended September 30,
	2019	2018
Net cash used in operating activities	(10,196)	(11,223)
Net cash used in investing activities	(346)	(312)
Net cash provided by financing activities	26,254	21,162
Effect of exchange rate differences on cash and cash equivalents	13	(169)
Net increase in cash and cash equivalents	15,725	9,458